Exhibit 99.1

Weidai Ltd. Announces Fourth Quarter and Full Year 2018 Financial Results

Hangzhou, March 26, 2019– Weidai Ltd. (“Weidai” or the “Company”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights:

•	Net revenues were RMB993.5 million (US$144.5 million) in the fourth quarter of 2018, a decrease of 4.2% from RMB1,036.7 million in the previous quarter.

•	Loan facilitation service fees were RMB844.7 million (US$122.9 million) in the fourth quarter of 2018, compared to RMB844.5 million in the previous quarter.

•	Post-facilitation service fees were RMB84.2 million (US$12.2 million) in the fourth quarter of 2018, a decrease of 9.0% from RMB92.5 million in the previous quarter.

•	Net income was RMB110.0 million (US$16.0 million) in the fourth quarter of 2018, compared to RMB187.3 million in the previous quarter.

•	Adjusted net income[1] was RMB133.2 million (US$19.4 million) in the fourth quarter of 2018, compared to RMB215.1 million in the previous quarter.

Full Year 2018 Financial Highlights:

•	Net revenues were RMB3,913.5 million (US$569.2 million) in 2018, an increase of 10.4% from RMB3,545.4 million in 2017.

•	Loan facilitation service fees were RMB3,155.7 million (US$459.0 million) in 2018, an increase of 17.2% from RMB2,692.0 million in 2017.

•	Post-facilitation service fees were RMB342.1 million (US$49.7 million) in 2018, an increase of 13.9% from RMB300.2 million in 2017.

•	Net income was RMB604.6 million (US$87.9 million) in 2018, an increase of 27.3% from RMB474.8 million in 2017.

•	Adjusted net income[1] was RMB711.2 million (US$103.4 million) in 2018, an increase of 38.0% from RMB515.5 million in 2017.

1 Adjusted net income, a non-GAAP financial measure, is defined as net income before share-based compensation expenses.

Fourth Quarter and Full Year 2018 Operational Highlights:

Loan volume

The following table sets forth the volume of loans we facilitated and originated (including loans funded by institutional funding partners) for the periods indicated:

	For the three months ended				For the year ended
	September 30, 2018		December 31, 2018		December 31, 2017		December 31, 2018
	RMB	% of total loan volume	RMB	% of total loan volume	RMB	% of total loan volume	RMB	% of total loan volume
	(in millions, except for percentages)

Total loan volume	17,030	100.0	17,117	100.0	96,937	100.0	78,786	100.0
Including:
Loans funded by institutional funding partners	733	4.3	891	5.2	1,495	1.5	3,231	4.1

Loan balance

Total loan balance was RMB19.9 billion (US$2.9 billion) as of December 31, 2018, compared to RMB20.4 billion as of September 30, 2018.

Fourth Quarter 2018 Financial Results

Net revenues decreased by 4.2% to RMB993.5 million (US$144.5 million) in the fourth quarter of 2018 from RMB1,036.7 million in the previous quarter, primarily due to a decrease in total loan balance during the quarter. The Company’s take rate2 remained relatively stable at 5.0% in the fourth quarter of 2018, compared to 5.1% in the previous quarter.

•	Loan facilitation service fees remained relatively stable at RMB844.7 million (US$122.9 million) in the fourth quarter of 2018, compared to RMB844.5 million in the previous quarter.

•	Post-facilitation service fees decreased by 9.0% to RMB84.2 million (US$12.2 million) in the fourth quarter of 2018, from RMB92.5 million in the previous quarter. The decrease was primarily due to changes in product mix.

•	Other revenues increased by 36.7% to RMB48.9 million (US$7.1 million) in the fourth quarter of 2018, from RMB35.8 million in the previous quarter, primarily due to performance-based fees the Company received in connection with its collaboration with a financial institution for some of its loan products. The increase was partially offset by a decrease in the average rates of late payment penalties and loan collection fees the Company charged as it continued to optimize its collection policies.

•	Net financing income decreased by 69.1% to RMB21.3 million (US$3.1 million) in the fourth quarter of 2018, from RMB68.9 million in the previous quarter, primarily due to changes in the Company’s collaborative arrangements with institutional funding partners, and thus a greater proportion of loans funded by institutional funding partners in the fourth quarter of 2018 were not recorded on the Company’s balance sheet.

2 “Take rate” is defined as dividing net revenue of a certain period by the period end loan balance.

Provision for loans and advances were RMB326.6 million (US$47.5 million) in the fourth quarter of 2018, compared to RMB186.1 million in the previous quarter. Provision for loans and advances as a percentage of total loan volume increased substantially from 0.5% in the second quarter of 2018 to 1.1% in the third quarter of 2018, and further to 1.9% in the fourth quarter of 2018, driven primarily by macroeconomic headwinds that negatively impacted small and micro enterprises. In the fourth quarter of 2018, the general macroeconomic environment in China deteriorated significantly which resulted in the Company recording additional allowance for loans and advances after taking into consideration current economic factors. As of December 31, 2018, NPL balance3 increased by 38.3% from as of September 30, 2018, while allowance for acquired non-performing loans increased by 53.1%.

Operating costs and expenses were RMB625.3 million (US$90.9 million) in the fourth quarter of 2018, compared to RMB640.7 million in the previous quarter. Operating costs and expenses as a percentage of net revenues increased from 61.8% in the third quarter of 2018 to 62.9% in the fourth quarter of 2018.

•	Provision for financial guarantee liabilities arises out of the Company’s off-balance sheet loan facilitations where the Company provided financial guarantees. Provision for financial guarantee liabilities was RMB21.7 million (US$3.2 million) in the fourth quarter of 2018. Prior to the fourth quarter of 2018, the amount of provision for financial guarantee liabilities was not material.

•	Origination and servicing expenses decreased by 3.3% to RMB413.8 million (US$60.2 million) for the fourth quarter of 2018 from RMB428.0 million in the previous quarter, primarily due to continued cost optimization efforts, including closing of certain underperforming service centers and termination of certain employees. Origination and servicing expenses as a percentage of net revenues increased to 41.6% in the fourth quarter of 2018 from 41.3% in the third quarter of 2018.

•	Sales and marketing expenses decreased by 49.1% to RMB39.2 million (US$5.7 million) for the fourth quarter of 2018 from RMB77.0 million in the previous quarter. The decrease was primarily attributable to the Company’s initial public offering in the United States in November 2018, which significantly enhanced Weidai’s brand awareness and raised its profile, enabling the Company to engage in fewer marketing activities and increasingly leverage word-of-mouth marketing.

•	General and administrative expenses increased by 11.4% to RMB112.9 million (US$16.4 million) for the fourth quarter of 2018 from RMB101.4 million in the previous quarter. The increase was primarily due to Weidai’s corporate anniversary celebration and related expenses. General and administrative expenses for the fourth quarter of 2018 also included RMB3.9 million (US$0.6 million) IPO-related expenses, compared to RMB6.9 million in the previous quarter.

•	Research and development expenses increased by 10.0% to RMB37.8 million (US$5.5 million) in the fourth quarter of 2018 from RMB34.3 million in the previous quarter, primarily due to costs related to the development and upgrading of the Company’s technology infrastructure.

Share-based compensation expenses were RMB23.2 million (US$3.4 million) in the fourth quarter of 2018, compared to RMB27.8 million in the previous quarter.

Income tax expenses were RMB21.5 million (US$3.1 million) for the fourth quarter of 2018, compared to RMB79.1 million in the previous quarter. The decrease was primarily attributable to tax planning relating to the allocation of tax benefits between the Company’s VIE and subsidiaries. In the fourth quarter of 2018, certain of the Company’s subsidiaries were qualified as high and new technology enterprises, entitling them to a 15% preferential tax rate from 2018 to 2020.

3 NPL balance is the total balance of acquired non-performing loans’ outstanding principal and interest.

Net income was RMB110.0 million (US$16.0 million) for the fourth quarter of 2018, compared to RMB187.3 million in the previous quarter.

Net income and comprehensive income attributable to ordinary shareholders was RMB108.7 million (US$15.8 million) in the fourth quarter of 2018, compared to RMB184.8 million in the previous quarter.

Adjusted net income was RMB133.2 million (US$19.4 million) in the fourth quarter of 2018, compared to RMB215.1 million in the previous quarter.

Full Year 2018 Financial Results

Net revenues increased by 10.4% to RMB3,913.5 million (US$569.2 million) in 2018 from RMB3,545.4 million in 2017, primarily due to an increase in loan facilitation service fees and post-facilitation service fees. The Company’s take rate increased to 19.6% in 2018 from 17.7% in 2017.

•	Loan facilitation service fees increased by 17.2% to RMB3,155.7 million (US$459.0 million) in 2018 from RMB2,692.0 million in 2017. The increase was primarily attributable to product mix changes that resulted in a higher blended take rate.

•	Post-facilitation service fees increased by 13.9% to RMB342.1 million (US$49.7 million) in 2018 from RMB300.2 million in 2017. The increase was primarily attributable to product mix changes that resulted in a higher blended take rate.

•	Other revenues decreased by 37.8% to RMB189.7 million (US$27.6 million) in 2018 from RMB305.0 million in 2017, primarily due to a decrease in loan collection fees, as the Company continued to optimize its collection policies.

•	Net financing income decreased by 6.7% to RMB246.6 million (US$35.9 million) in 2018 from RMB264.2 million in 2017, primarily due to reduced take rate of on-balance sheet loans.

Provision for loans and advances were RMB751.6 million (US$109.3 million) in 2018, compared to RMB484.1 million in 2017. The increase was primarily due to (i) an increase in delinquency rates as a result of industry-wide turmoil, and macroeconomic headwinds that negatively impacted small and micro enterprises, and (ii) the significant deterioration of the general macroeconomic environment in China which resulted in the Company recording additional allowance for loans and advances after taking into consideration current economic factors. Provision for loans and advances as a percentage of net revenues increased to 19.2% in 2018 from 13.7% in 2017.

Operating costs and expenses increased by 1.7% to RMB2,519.5 million (US$366.4 million) in 2018 from RMB2,476.5 million in 2017. Operating costs and expenses as a percentage of net revenues decreased from 69.9% in 2017 to 64.4% in 2018.

•	Provision for financial guarantee liabilities provision for financial guarantee liabilities was RMB21.7 million (US$3.2 million) in 2018.

•	Origination and servicing expenses decreased by 1.5% to RMB1,757.9 million (US$255.7 million) in 2018, from RMB1,784.9 million in 2017, primarily due to continued cost optimization efforts, including closing of certain underperforming service centers and termination of certain employees. Origination and servicing expenses as a percentage of net revenues decreased to 44.9% in 2018 from 50.5% in 2017.

•	Sales and marketing expenses decreased by 19.3% to RMB221.1 million (US$32.2 million) in 2018 from RMB273.8 million in 2017. The decrease was primarily attributable to Weidai’s enhanced brand awareness and profile as a public company, which has enabled the Company to engage in fewer marketing activities and increasingly leverage word-of-mouth marketing.

•	General and administrative expenses increased by 19.8% to RMB379.4 million (US$55.2 million) in 2018 from RMB316.8 million in 2017. The increase was primarily due to (i) increases in salaries and benefits for headquarters’ management, finance and administrative personnel primarily due to salary increases and increase in headcounts, and (ii) IPO-related expenses.

•	Research and development expenses increased by 38.0% to RMB139.3 million (US$20.3 million) in 2018 from RMB101.0 million in 2017, primarily due to (i) an increase in staff salaries and benefits, and an increase in the number of technology personnel, and (ii) costs related to the development and upgrading of the Company’s technology infrastructure.

Share-based compensation expenses were RMB106.6 million (US$15.5 million) in 2018, compared to RMB40.7 million in 2017.

Income tax expenses were RMB159.6 million (US$23.2 million) in 2018, compared to RMB193.2 million in 2017.

Net income was RMB604.6 million (US$87.9 million) in 2018, compared to RMB474.8 million in 2017.

Net income and comprehensive income attributable to ordinary shareholders was RMB721.6 million (US$105.0 million) in 2018, compared to RMB466.2 million in 2017.

Adjusted net income was RMB711.2 million (US$103.4 million) in 2018, compared to RMB515.5 million in 2017.

Selected Fourth Quarter and Full Year 2018 Operational Results

The following table sets forth the delinquency rates for all outstanding loans as of December 31, 2018 (excluding (i) loans that were charged off and (ii) loan products that were discontinued4):

	Delinquent for
	1-30 days	31-60 days	61-90 days	Over 90 days	Total
As of September 30, 2018	0.75%	0.29%	0.58%	1.48%	3.10%
As of December 31, 2018	0.85%	0.62%	0.65%	2.45%	4.57%

The following table sets forth the delinquency rates for all outstanding loans as of December 31, 2018 (including loan products that were discontinued):

	Delinquent for
	1-30 days	31-60 days	61-90 days	Over 90 days	Total
As of September 30, 2018	0.94%	0.58%	0.88%	2.18%	4.57%
As of December 31, 2018	0.94%	0.83%	0.86%	3.83%	6.45%

4 Loan products that were discontinued as of December 31, 2018 include home equity loans, certain types of consumption loans and unsecured auto-financing loans offered to those who have taken out auto-financing loans from certain commercial banks.

The following chart displays the M3+ Delinquency Rates by Vintage5 for all continuing loans facilitated through the Company’s online marketplace:

https://photos.prnasia.com/prnh/20190326/2414317-1

Initial Public Offering

On December 14, 2018, the underwriters exercised their over-allotment options to purchase 456,427 American depositary shares (“ADSs”) from the Company. Each ADS represents one Class A ordinary share of the Company. Together with the over-allotment exercise, the final offering size of the Company’s initial public offering totaled US$50 million.

After the exercise of over-allotment options, the Company has 70,447,177 ordinary shares outstanding, comprised of 35,375,777 Class A ordinary shares and 35,071,400 Class B ordinary shares.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 27, 2019 (8:00 PM Beijing/Hong Kong time on March 27, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
International:	1-412-902-4272
Hong Kong:	800-905945
China:	4001-201203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Weidai”.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until April 3, 2019, by dialing the following telephone numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Replay Passcode:	10129517

Use of Non-GAAP Financial Measures

The Company uses adjusted net income, a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that adjusted net income helps identify underlying trends in its business by excluding the impact of share-based compensation expenses. The Company believes that adjusted net income provides useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

5 “M3+ Delinquency Rate by Vintage” is defined as the total balance of outstanding principal of a vintage for which any payment of principal or interest is over 90 calendar days past due as of a particular date (adjusted to reflect total amount of past due payments for principal and interest that have been subsequently collected), divided by the total initial principal in such vintage.

Adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of "non-standard" collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with both online investors and institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8755 to US$1.00, the noon buying rate on December 31, 2018 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Christian Arnell

Tel: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

WEIDAI LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)

ASSETS
Current assets:
Cash and cash equivalents	1,765,572	1,741,911	253,350
Restricted cash	1,092,921	1,619,937	235,610
Loans and advances, net	1,938,492	1,482,368	215,602
Short-term investments	8,500	4,100	596
Prepaid expenses and other assets	433,597	560,165	81,474
Amounts due from related parties	9,168	21,797	3,170
Total current assets	5,248,250	5,430,278	789,802
Non-current assets:
Restricted cash	4,000	19,368	2,817
Long-term investments	359,333	13,333	1,939
Loans and advances, net	390,171	421,564	61,314
Prepaid expenses and other assets	8,048	7,606	1,106
Property, equipment and software, net	99,433	88,731	12,905
Goodwill	-	5,812	845
Deferred tax assets	158,566	329,796	47,967
Total non-current assets	1,019,551	886,210	128,893
Total assets	6,267,801	6,316,488	918,695

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB4,633,990 and RMB3,571,677 (US$519,479) as of December 31, 2017 and December 31, 2018, respectively):
Short-term borrowings	200,000	-	-
Payable to institutional funding partners and online investors	1,770,681	1,005,236	146,206
Current account with online investors and borrowers	1,883,446	2,005,605	291,703
Income tax payable	243,338	70,679	10,280
Accrued expenses and other liabilities	461,295	501,439	72,931
Amounts due to related parties	62,900	28,728	4,179
Deferred revenue	12,330	11,962	1,740
Total current liabilities	4,633,990	3,623,649	527,039

Non-current liabilities (including non-current liabilities of the consolidated VIE and subsidiaries without recourse to the primary beneficiary of RMB457,724 and RMB475,613 (US$69,175) as of December 31, 2017 and December31, 2018, respectively):
Payable to institutional funding partners and online investors	416,118	450,160	65,473
Deferred revenue	887	11,343	1,650
Other non-current liabilities	40,719	14,110	2,052
Total non-current liabilities	457,724	475,613	69,175
Total liabilities	5,091,714	4,099,262	596,214

Mezzanine equity:
Series A preferred shares (par value of US$0.000002 per share; 9,146,250 shares authorized, issued and outstanding as of December 31, 2017)	18,856	-	-
Series A+ preferred shares (par value of US$0.000002 per share; 1,829,250 shares authorized, issued and outstanding as of December 31, 2017)	3,771	-	-
Series B preferred shares (par value of US$0.000002 per share; 3,048,800 shares authorized, issued and outstanding as of December 31, 2017)	6,283	-	-
Series C preferred shares (par value of US$0.000002 per share; 3,074,400 shares authorized, issued and outstanding as of December 31, 2017)	360,000	-	-
Total mezzanine equity	388,910	-	-

Shareholders’ equity
Ordinary shares (par value of US$0.000002 per share; 24,982,901,300 shares authorized, 48,392,050 shares issued and outstanding as of December 31, 2017)	1	-	-
Class A ordinary shares (par value of US$0.000002 per share; 35,375,777 shares issued and outstanding as of December 31, 2018)	-	-	-
Class B ordinary shares (par value of US$0.000002 per share; 35,071,400 shares issued and outstanding as of December 31, 2018)	-	1	-
Additional paid-in capital	468,352	1,170,956	170,308
Accumulated other comprehensive loss		(2,700)	(393)
Retained earnings	318,824	1,040,443	151,326
Total Weidai Ltd. shareholders’ equity	787,177	2,208,700	321,241
Noncontrolling interests	-	8,526	1,240
Total shareholders’ equity	787,177	2,217,226	322,481
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	6,267,801	6,316,488	918,695

Weidai Ltd.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended			Year Ended
	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)

Net revenues:
Loan facilitation service fees	844,467	844,735	122,862	2,691,953	3,155,721	458,981
Post facilitation service fees	92,487	84,174	12,243	300,185	342,052	49,749
Other revenues	35,770	48,894	7,111	305,037	189,712	27,592
Financing income	105,979	62,164	9,041	303,292	402,750	58,578
Less: Funding costs	(37,076)	(40,860)	(5,943)	(39,056)	(156,138)	(22,709)
Net financing income	68,903	21,304	3,098	264,236	246,612	35,869
Business related taxes and surcharges	(4,937)	(5,593)	(813)	(15,981)	(20,623)	(2,999)
Total net revenues	1,036,690	993,514	144,501	3,545,430	3,913,474	569,192
Provision for loan losses	(186,083)	(326,631)	(47,507)	(484,063)	(751,572)	(109,312)
Net revenues after provision for loans and advances	850,607	666,883	96,994	3,061,367	3,161,902	459,880

Operating costs and expenses:
Provision for financial guarantee liabilities	-	(21,712)	(3,158)	-	(21,712)	(3,158)
Origination and servicing expenses	(428,025)	(413,750)	(60,177)	(1,784,914)	(1,757,935)	(255,681)
Sales and marketing expenses	(76,972)	(39,151)	(5,694)	(273,838)	(221,117)	(32,160)
General and administrative expenses	(101,361)	(112,906)	(16,421)	(316,772)	(379,415)	(55,184)
Research and development expenses	(34,333)	(37,771)	(5,494)	(100,966)	(139,318)	(20,263)
Total operation costs and expenses	(640,691)	(625,290)	(90,944)	(2,476,490)	(2,519,497)	(366,446)

Income from operations	209,916	41,593	6,050	584,877	642,405	93,434
Interest income, net	18,656	21,247	3,090	30,303	66,791	9,714
Government subsidies	37,019	32,427	4,716	53,616	70,351	10,232
Other income/(expenses), net	821	(6,785)	(987)	(772)	(15,288)	(2,224)
Net income before income taxes	266,412	88,482	12,869	668,024	764,259	111,156
Income tax (expenses)/benefits	(79,111)	21,496	3,126	(193,203)	(159,629)	(23,217)
Net income	187,301	109,978	15,995	474,821	604,630	87,939
Net income attributable to noncontrolling interests	(2,452)	(1,304)	(190)	-	(3,011)	(438)
Net income and comprehensive income attributable to Weidai Ltd.’ shareholders	184,849	108,674	15,805	474,821	601,619	87,501
Dividends declared to preferred shareholders	-	-	-	(8,604)	-	-
Reversal of accretion on Series C preferred shares	-	-	-	-	120,000	17,453
Net income and comprehensive income attributable to Weidai Ltd.’ ordinary shareholders	184,849	108,674	15,805	466,217	721,619	104,954
Earnings per share:
Basic	2.82	1.61	0.23	7.25	10.93	1.59
Diluted	2.82	1.61	0.23	7.25	10.93	1.59
Shares used in earnings per share computation:
Basic	48,392,050	58,556,551	58,556,551	48,392,050	50,954,061	50,954,061
Diluted	65,490,750	58,556,551	58,556,551	51,466,450	50,954,061	50,954,061

Weidai Ltd.

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended			Year Ended
	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)

Net income	187,301	109,978	15,995	474,821	604,630	87,939
Add:
Share-based compensation expenses	27,760	23,216	3,377	40,719	106,571	15,500
Adjusted net income	215,061	133,194	19,372	515,540	711,201	103,439